Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Fourth Quarter and Full Year of 2024
Unaudited Financial Results

•	A total of 11,147 hotels or 1,088,218 hotel rooms in operation as of December 31, 2024.
•	Hotel turnover[1] increased 16.5% year-over-year to RMB23.7 billion in the fourth quarter of 2024 and increased 15.5% year-over-year for the full year of 2024. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover from the Legacy-Huazhu segment increased 17.5% year-over-year in the fourth quarter of 2024 and increased 16.1% year-over-year for the full year of 2024. Hotel turnover from the Legacy-DH segment increased 6.5% year-over-year in the fourth quarter of 2024 and increased 9.0% year-over-year for the full year of 2024.
•	Revenue increased 7.8% year-over-year to RMB6.0 billion (US$825 million)[2] in the fourth quarter of 2024, surpassing the revenue guidance previously announced of a 1% to 5% increase compared to the fourth quarter of 2023, increasing 9.2% year-over-year to RMB23.9 billion (US$3.3 billion) for the full year of 2024. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2024 increased 9.2% year-over-year, exceeding the revenue guidance previously announced of a 1% to 5% increase, increasing 9.1% year-over-year for the full year of 2024. Revenue from the Legacy-DH segment in the fourth quarter of 2024 increased 2.9% year-over-year, increasing 9.6% year-over-year for the full year of 2024.
•	Net income attributable to H World Group Limited was RMB49 million (US$7 million) in the fourth quarter of 2024, compared with RMB743 million in the fourth quarter of 2023 and RMB1.3 billion in the previous quarter. The year-over-year decline was mainly due to the foreign exchange loss and the rise in withholding tax in the fourth quarter of 2024. Net income attributable to H World Group Limited was RMB3.0 billion (US$418 million) for the full year of 2024, compared with RMB4.1 billion for the full year of 2023. The year-over-year decline was mainly attributable to the foreign exchange loss, DH’s one-off restructuring costs, as well as the rise in withholding tax in 2024.
•	EBITDA (non-GAAP) in the fourth quarter of 2024 was RMB974 million (US$134 million), compared with RMB1.4 billion in the fourth quarter of 2023 and RMB2.0 billion in the previous quarter. The year-over-year decline was mainly due to the foreign exchange loss in the fourth quarter of 2024. EBITDA (non-GAAP) for the full year of 2024 was RMB6.2 billion (US$844 million), which was negatively impacted by the foreign exchange loss and DH’s one-off restructuring costs. compared with RMB6.8 billion for the full year of 2023.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2993 on December 31, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB1.2 billion (US$171 million) in the fourth quarter of 2024, compared with RMB1.1 billion in the fourth quarter of 2023 and RMB2.1 billion in the previous quarter. Adjusted EBITDA (non-GAAP) for the full year of 2024 was RMB6.8 billion (US$935 million), compared with RMB6.3 billion for the full year of 2023.
•	Adjusted EBITDA is a segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.5 billion in the fourth quarter of 2024, compared with RMB1.1 billion in the fourth quarter of 2023 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment was RMB7.0 billion for the full year of 2024, compared with RMB6.2 billion for the full year of 2023. Adjusted EBITDA from the Legacy-DH segment was a loss of RMB247 million in the fourth quarter of 2024, compared with a loss of RMB6 million in the fourth quarter of 2023 and a positive RMB21 million in the previous quarter. The year-over-year decline was mainly due to the RMB417 million impairment loss in the fourth quarter of 2024. Adjusted EBITDA from the Legacy-DH segment was a loss of RMB161 million, which included the RMB420 million impairment loss and the RMB97 million of one-off restructuring costs, for the full year of 2024, compared with a positive RMB68 million for the full year of 2023.
•	For the second half of 2024, the board of directors of the Company (the “Board”) declared a cash dividend in the aggregate amount of approximately US$300 million, of US$0.097 per ordinary share, or US$0.97 per American Depositary Share (the “ADS”). For the full year of 2024, total shareholder returns reached US$767 million, including US$500 million cash dividend and US$267 million share repurchase.
•	As H World is pursuing a more asset-light model, we believe the manachised and franchised business better reflects the Company’s growth trajectory in the long-run. Therefore, in addition to the total revenue guidance, the Company is providing revenue guidance for the manachised and franchised business.
•	For the first quarter of 2025, H World expects its revenue growth to be in the range of 0%-4%, compared to the first quarter of 2024 or in the range of 3%-7% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 18%-22%, compared to the first quarter of 2024.
•	For the full year of 2025, H World expects revenue growth to be in the range of 2%-6%, compared to the full year of 2024, or in the range of 5%-9% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 17%-21%, compared to the full year of 2024.
•	For the full year of 2025, H World expects to open around 2,300 hotels and close around 600 hotels.

Singapore/Shanghai, China, March 20, 2025 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

As of December 31, 2024, H World’s worldwide hotel network in operation totaled 11,147 hotels and 1,088,218 rooms, including 122 hotels from DH. During the fourth quarter of 2024, our Legacy-Huazhu business opened 520 hotels, including 4 leased and owned hotels, and 516 manachised and franchised hotels, and closed a total of 202 hotels, including 17 leased and owned hotels and 185 manachised and franchised hotels. As of December 31, 2024, H World had a total of 3,013 unopened hotels in the pipeline, including 2,988 hotels from the Legacy-Huazhu business and 25 hotels from the Legacy-DH business.

Legacy-Huazhu – Fourth Quarter and Full Year of 2024 Operational Highlights

As of December 31, 2024, Legacy-Huazhu had 11,025 hotels in operation, including 557 leased and owned hotels, and 10,468 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 1,062,329 hotel rooms in operation, including 82,580 rooms under the lease and ownership model, and 979,749 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,988 unopened hotels in its pipeline, including 5 leased and owned hotels, and 2,983 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

•	The ADR was RMB277 in the fourth quarter of 2024, compared with RMB284 in the fourth quarter of 2023, and RMB301 in the previous quarter.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 80.0% in the fourth quarter of 2024, compared with 80.5% in the fourth quarter of 2023, and 84.9% in the previous quarter.

•	Blended RevPAR was RMB222 in the fourth quarter of 2024, compared with RMB229 in the fourth quarter of 2023, and RMB256 in the previous quarter.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB222 in the fourth quarter of 2024, a 6.7% decline from RMB238 in the fourth quarter of 2023, due to a 4.6% decrease in same-hotel ADR and a 1.8 percentage-point contraction in same-hotel occupancy rate.

Legacy-DH – Fourth Quarter and Full Year of 2024 Operational Highlights

As of December 31, 2024, Legacy-DH had 122 hotels in operation, including 76 leased hotels, and 46 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 25,889 hotel rooms in operation, including 15,490 rooms under the lease model, and 10,399 rooms under the manachise and franchise models. Legacy-DH also had 25 unopened hotels in the pipeline, including 12 leased hotels and 13 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR115 in the fourth quarter of 2024, compared with EUR115 in the fourth quarter of 2023 and EUR117 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 70.5% in the fourth quarter of 2024, compared with 63.8% in the fourth quarter of 2023 and 69.8% in the previous quarter.

•	Blended RevPAR was EUR81 in the fourth quarter of 2024, compared with EUR73 in the fourth quarter of 2023 and EUR82 in the previous quarter.

Jin Hui, CEO of H World commented: “In 2024, H World achieved the 10,000-hotel milestone, and continued our fast network expansion in China. In the year of 2024, Legacy-Huazhu opened over 2,400 new hotels, far exceeding our initial target of 1,800 hotels, supported by our strong brand reputation and excellent product quality. While Legacy-Huazhu’s full-year RevPAR declined slightly year-over-year from a high base last year, Legacy-Huazhu maintained a high occupancy rate of 81.2%, which we believe is encouraging given the speed of our network expansion. Looking ahead, we will continue to carry out our asset-light strategy, pursue high-quality hotel network growth, strengthen brand positioning and ‘service-excellence’, and enhance sales capability centered around our H Reward membership program.”

“Regarding our business outside China, our Legacy-DH business recorded a 5.9% year-over-year RevPAR increase in 2024. Looking into 2025, we will continue to enhance our hotel operations, focus on cost reduction and efficiency improvement, and continue developing the asset light portfolio.”

Fourth Quarter and Full year of 2024 Unaudited Financial Results

(RMB in millions)	Q4 2023	Q3 2024	Q4 2024	2023FY	2024FY
Revenue:
Leased and owned hotels	3,453	3,690	3,373	13,796	13,843
Manachised and franchised hotels	2,016	2,602	2,499	7,694	9,498
Others	116	150	151	392	550
Total revenue	5,585	6,442	6,023	21,882	23,891

Revenue in the fourth quarter of 2024 was RMB6.0 billion (US$825 million), representing a 7.8% year-over-year increase which exceeds the previously announced revenue guidance of a 1% to 5% increase, and a sequential decrease of 6.5% due to seasonality effects. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2024 was RMB4.8 billion, representing a 9.2% year-over-year increase and a 7.3% sequential decline. The 9.2% year-over-year increase exceeds the previously announced revenue guidance of a 1% to 5% increase, which was primarily supported by our fast network expansion. Revenue from the Legacy-DH segment in the fourth quarter of 2024 was RMB1.2 billion, representing a 2.9% year-over-year increase and a 3.4% sequential decline.

Revenue for the full year of 2024 was RMB23.9 billion (US$3.3 billion), representing an increase of 9.2% over the full year of 2023. Revenue from Legacy-Huazhu for the full year of 2024 was RMB19.0 billion, representing a 9.1% year-over-year increase. Revenue from the Legacy-DH segment for the full year of 2024 was RMB4.9 billion, representing a 9.6% year-over-year increase.

Revenue from leased and owned hotels in the fourth quarter of 2024 was RMB3.4 billion (US$462 million), representing a 2.3% year-over-year decrease and an 8.6% sequential decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the fourth quarter of 2024 was RMB2.2 billion, representing a 4.8% year-over-year decrease. Revenue from leased and owned hotels from the Legacy-DH segment in the fourth quarter of 2024 was RMB1.2 billion, representing a 2.6% year-over-year increase.

For the full year of 2024, revenue from our leased and owned hotels was RMB13.8 billion (US$1.9 billion), representing a 0.3% year-over-year increase. Revenue from our Legacy-Huazhu leased and owned hotels for the full year of 2024 was RMB9.1 billion, representing a 3.9% year-over-year decrease. Revenue from our Legacy-DH leased and owned hotels for the full year of 2024 was RMB4.7 billion, representing a 9.9% year-over-year increase.

Revenue from manachised and franchised hotels in the fourth quarter of 2024 was RMB2.5 billion (US$342 million), representing a 24% year-over-year increase and a 4.0% sequential decline. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the fourth quarter of 2024 was RMB2.5 billion, representing a 24.0% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the fourth quarter of 2024 was RMB29 million, representing a 20.8% year-over-year increase.

For the full year of 2024, revenue from manachised and franchised hotels was RMB9.5 billion (US$1.3 billion), representing a 23.4% year-over-year increase. The revenue from manachised and franchised hotels accounted for 39.8% of the total revenue for the full year of 2024, compared to 35.2% for the full year of 2023. Revenue from our Legacy-Huazhu manachised and franchised hotels for the full year of 2024 was RMB9.4 billion, representing a 23.6% year-over-year increase. The revenue from manachised and franchised hotels accounted for 49.3% of Legacy-Huazhu revenue for the full year of 2024, compared to 43.6% for the full year of 2023. Revenue from our Legacy-DH manachised and franchised hotels for the full year of 2024 was RMB113 million, representing a 15.3% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB151 million (US$21 million) in the fourth quarter of 2024, compared to RMB116 million in the fourth quarter of 2023 and RMB150 million in the previous quarter.

For the full year of 2024, other revenue was RMB550 million (US$76 million), compared to RMB392 million for the full year of 2023.

(RMB in millions)	Q4 2023	Q3 2024	Q4 2024	2023FY	2024FY
Operating costs and expenses:
Hotel operating costs	(3,996)	(3,799)	(4,190)	(14,341)	(15,285)
Other operating costs	(10)	(11)	(5)	(34)	(31)
Selling and marketing expenses	(326)	(303)	(296)	(1,072)	(1,176)
General and administrative expenses	(644)	(672)	(725)	(2,086)	(2,508)
Pre-opening expenses	(3)	(19)	(4)	(35)	(50)
Total operating costs and expenses	(4,979)	(4,804)	(5,220)	(17,568)	(19,050)

Hotel operating costs in the fourth quarter of 2024 were RMB4.2 billion (US$574 million), compared to RMB4.0 billion in the fourth quarter of 2023 and RMB3.8 billion in the previous quarter. The year-over-year increase was mainly due to rising personnel costs as our hotel network continues to expand. As the Company continues to transform into a more asset-light manachised and franchised model, hotel operating costs from the Legacy-Huazhu segment in the fourth quarter of 2024 were RMB2.8 billion, which represented 58.1% of revenue, compared to RMB2.9 billion or 67.0% of revenue in the fourth quarter of 2023 and RMB2.8 billion or 54.3% of revenue for the previous quarter. Hotel operating costs from the Legacy-DH segment in the fourth quarter of 2024 were RMB1.4 billion, which represented 113.9% of revenue, compared to RMB1.1 billion or 88.2% of revenue in the fourth quarter of 2023 and RMB996 million or 77.8% of revenue for the previous quarter. The higher hotel operating costs from Legacy-DH were primarily due to the RMB417 million impairment loss recognized in the fourth quarter of 2024.

For the full year of 2024, hotel operating costs were RMB15.3 billion (US$2.1 billion), compared to RMB14.3 billion for the full year of 2023. Hotel operating costs from Legacy-Huazhu for the full year of 2024 were RMB10.9 billion, which represented 57.5% of revenue, compared to 60.4% for the full year of 2023. Hotel operating costs from Legacy-DH for the full year of 2024 were RMB4.3 billion, which represented 89.3% of revenue, compared to 85.6% for the full year of 2023.

Selling and marketing expenses in the fourth quarter of 2024 were RMB296 million (US$40 million), compared to RMB326 million in the fourth quarter of 2023 and RMB303 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the fourth quarter of 2024 were RMB192 million, which represented 4.0% of revenue, compared to RMB202 million or 4.6% of revenue in the fourth quarter of 2023, and RMB186 million or 3.6% of revenue in the previous quarter. Selling and marketing expenses from the Legacy-DH segment in the fourth quarter of 2024 were RMB104 million, which represented 8.4% of revenue, compared to RMB124 million or 10.3% of DH revenue in the fourth quarter of 2023, and RMB117 million or 9.1% for the previous quarter.

For the full year of 2024, selling and marketing expenses were RMB1.2 billion (US$161 million), compared to RMB1.1 billion for the full year of 2023. Selling and marketing expenses from Legacy-Huazhu for the full year of 2024 were RMB730 million, which represented 3.8% of revenue, compared to RMB649 million or 3.7% of revenue for the full year of 2023. Selling and marketing expenses from Legacy-DH for the full year of 2024 were RMB446 million or 9.2% of DH revenue, compared to RMB423 million or 9.5% of DH revenue for the full year of 2023.

General and administrative expenses in the fourth quarter of 2024 were RMB725 million (US$99 million), compared to RMB644 million in the fourth quarter of 2023 and RMB672 million in the previous quarter. The year-over-year expense increase was mainly due to rising headcount as well as an increase in share-based compensation to attract and retain core employees who are key to our sustainable long-term business growth. General and administrative expenses from the Legacy-Huazhu segment in the fourth quarter of 2024 were RMB586 million, which represented 12.2% of revenue, compared to RMB484 million or 11.0% in the fourth quarter of 2023 and RMB457 million or 8.9% for the previous quarter. General and administrative expenses from the Legacy-DH segment in the fourth quarter of 2024 were RMB139 million, which represented 11.2% of DH revenue, compared to RMB160 million or 13.3% of DH revenue in the fourth quarter of 2023 and RMB215 million or 16.8% in the previous quarter.

For the full year of 2024, general and administrative expenses were RMB2.5 billion (US$344 million), compared to RMB2.1 billion for the full year of 2023. General and administrative expenses from Legacy-Huazhu for the full year of 2024 were RMB1.9 billion, which represented 10.1% of revenue, compared to RMB1.6 billion or 9.0% of revenue for the full year of 2023. General and administrative expenses from Legacy-DH for the full year of 2024 were RMB587 million, which represented 12.1% of DH revenue, compared to RMB521 million or 11.7% of DH revenue for the full year of 2023.

Pre-opening expenses in the fourth quarter of 2024 were primarily related to the Legacy-Huazhu segment and totaled RMB4 million (US$1 million), compared to RMB3 million in the fourth quarter of 2023 and RMB19 million in the previous quarter.

Pre-opening expenses for the full year of 2024 were RMB50 million (US$7 million), compared to RMB35 million for the full year of 2023. Pre-opening expenses from Legacy-Huazhu as a percentage of revenue were 0.3% for the full year of 2024, compared to 0.2% for the full year of 2023.

Other operating income, net in the fourth quarter of 2024 was RMB99 million (US$13 million), compared to RMB155 million in the fourth quarter of 2023 and RMB85 million in the previous quarter.

Other operating income, net for the full year of 2024 was RMB359 million (US$49 million), compared to RMB404 million for the full year of 2023.

Income from operations in the fourth quarter of 2024 was RMB902 million (US$123 million), compared to RMB757 million in the fourth quarter of 2023 and RMB1.7 billion in the previous quarter. Income from operations from the Legacy-Huazhu segment in the fourth quarter of 2024 was RMB1.2 billion, compared to RMB821 million in the fourth quarter of 2023 and RMB1.8 billion in the previous quarter. The Legacy-DH segment had a loss from operations of RMB311 million in the fourth quarter of 2024, compared to a loss from operations of RMB64 million in the fourth quarter of 2023 and a loss of RMB40 million in the previous quarter. The widened operating loss from Legacy-DH was due primarily to the RMB417 million impairment loss recognized in the fourth quarter of 2024.

Income from operations for the full year of 2024 was RMB5.2 billion (US$713 million), compared to RMB4.7 billion for the full year of 2023. Income from operations from Legacy-Huazhu for the full year of 2024 was RMB5.6 billion, compared to RMB4.9 billion for the full year of 2023. Loss from operations from Legacy-DH for the full year of 2024 were RMB406 million, compared to loss of RMB185 million for the full year of 2023.

Operating margin, defined as income from operations as a percentage of revenue, was 15.0% in the fourth quarter of 2024, compared with 13.6% in the fourth quarter of 2023 and 26.7% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the fourth quarter of 2024 was 25.3%, compared with 18.7% in the fourth quarter of 2023 and 34.2% in the previous quarter. Operating margin from the Legacy-DH segment in the fourth quarter of 2024 was a negative 25.2%, compared with a negative 5.3% in the fourth quarter of 2023 and a negative 3.1% in the previous quarter. The margin contraction of Legacy-DH was primarily due to the impairment loss recognized in the fourth quarter of 2024.

Operating margin for the full year of 2024 was 21.8%, compared with 21.5% for the full year of 2023. Operating margin from Legacy-Huazhu for the full year of 2024 was 29.5%, compared with 28.1% for the full year of 2023. Operating margin from Legacy-DH for the full year of 2024 was a negative 8.3%, compared with a negative 4.2% for the full year of 2023.

Other income, net in the fourth quarter of 2024 was an expense of RMB14 million (US$2 million), compared to an income of RMB2 million in the fourth quarter of 2023 and an income of RMB1 million for the previous quarter.

Other income, net for the full year of 2024 was RMB51 million (US$7 million), compared to RMB573 million which was associated with gains from selling Accor shares for the full year of 2023.

Gains (losses) from fair value changes of equity securities in the fourth quarter of 2024 were losses of RMB19 million (US$3 million), compared to gains of RMB124 million in the fourth quarter of 2023, and losses of RMB34 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the gains (losses) from our investments in equity securities with readily determinable fair values.

For the full year of 2024, losses from fair value changes of equity securities were RMB66 million (US$9 million), compared to gains of RMB109 million for the full year of 2023. The gains in 2023 were mainly from an increase in the value of UBOX holdings by the Company.

Income tax expense in the fourth quarter of 2024 was RMB578 million (US$79 million), compared to RMB281 million in the fourth quarter of 2023 and RMB382 million in the previous quarter. The higher income tax expense in the quarter was due to withholding tax related to dividend distributions.

For the full year of 2024, income tax expense was RMB1.7 billion (US$228 million), compared to RMB1.2 billion for the full year of 2023.

Net income attributable to H World Group Limited in the fourth quarter of 2024 was RMB49 million (US$7 million), compared to RMB743 million in the fourth quarter of 2023 and RMB1.3 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB358 million in the fourth quarter of 2024, compared to RMB827 million in the fourth quarter of 2023 and RMB1.4 billion in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-DH segment was RMB309 million in the fourth quarter of 2024, compared to RMB84 million in the fourth quarter of 2023 and RMB83 million in the previous quarter. The widened net loss of Legacy-DH was due mainly to the impairment loss.

Net income attributable to H World Group Limited for the full year of 2024 was RMB3.0 billion (US$418 million), compared to RMB4.1 billion for the full year of 2023. Net income attributable to H World Group Limited from Legacy-Huazhu for the full year of 2024 was RMB3.6 billion, compared to RMB4.4 billion for the full year of 2023. The year-over-year decrease in net income attributable to H World Group Limited from the Legacy-Huazhu segment was due primarily to the foreign exchange loss and the rise in withholding tax related to dividend distributions. Net loss attributable to H World Group Limited from Legacy-DH for the full year of 2024 was RMB532 million, compared to a net loss of RMB265 million for the full year of 2023.

EBITDA (non-GAAP) in the fourth quarter of 2024 was RMB974 million (US$134 million), compared with RMB1.4 billion in the fourth quarter of 2023 and RMB2.0 billion in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded the following from EBITDA (non-GAAP): share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB1.2 billion (US$171 million) in the fourth quarter of 2024, compared with RMB1.1 billion in the fourth quarter of 2023 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.5 billion in the fourth quarter of 2024, compared with RMB1.1 billion in the fourth quarter of 2023 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was a loss of RMB247 million in the fourth quarter of 2024, compared with a loss of RMB6 million in the fourth quarter of 2023 and a positive RMB21 million in the previous quarter. The year-over-year decline was mainly due to the RMB417 million impairment loss in the fourth quarter of 2024.

EBITDA (non-GAAP) for the full year of 2024 was RMB6.2 billion (US$844 million), compared to RMB6.8 billion for the full year of 2023. Excluding share-based compensation expenses, gains (losses) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, adjusted EBITDA (non-GAAP) for the full year of 2024 was RMB6.8 billion (US$935 million), compared with RMB6.3 billion for the full year of 2023. The adjusted EBITDA from Legacy-Huazhu for the full year of 2024 was RMB7.0 billion, compared with RMB6.2 billion for the full year of 2023. The adjusted EBITDA from Legacy-DH for the full year of 2024 was a loss of RMB161 million, which included the RMB420 million impairment loss and the RMB97 million of one-off restructuring costs, compared with a positive RMB68 million for the full year of 2023.

Cash flow. Operating cash inflow in the fourth quarter of 2024 was RMB2.7 billion (US$371 million). Investing cash outflow in the fourth quarter of 2024 was RMB3.1 billion (US$424 million) due to the purchase of time deposits and financial products. Financing cash outflow in the fourth quarter of 2024 was RMB37 million (US$6 million).

Operating cash inflow for the full year of 2024 was RMB7.5 billion (US$1.0 billion), compared to RMB7.7 billion for the full year of 2023. Investing cash outflow for the full year of 2024 was RMB2.2 billion (US$307 million), compared to RMB1.5 billion for the full year of 2023. Financing cash outflow for the full year of 2024 was RMB5.5 billion (US$754 million), compared to RMB3.7 billion for the full year of 2023.

Cash, cash equivalents and restricted cash. As of December 31, 2024, the Company had a total balance of cash and cash equivalents of RMB7.5 billion (US$1.0 billion) and restricted cash of RMB50 million (US$7 million).

Debt financing. As of December 31, 2024, the Company had a total debt and net cash balance of RMB5.4 billion (US$743 million) and RMB2.1 billion (US$288 million), respectively; the unutilized credit facility available to the Company was RMB3.3 billion.

Cash Dividend

The Board has approved the declaration and payment of an ordinary cash dividend (the “Cash Dividend”), for the second half of 2024 in the aggregate amount of approximately US$300 million, of US$0.097 per ordinary share, or US$0.97 per ADS. Holders of the Company’s ordinary shares or ADSs as of the close of business on April 9, 2025 will be entitled to receive the Cash Dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about April 23, 2025. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about April 30, 2025. Dividends to be paid to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

Shareholder Return

In July 2024, H World announced a three-year shareholder return plan with an aggregate amount of up to US$2 billion (the “Shareholder Return Plan”). For the full year of 2024, the Board has declared cash dividends in an aggregate amount of approximately US$500 million and the Company had made on-market share repurchases of approximately US$267 million. Accordingly, such cash dividends and share repurchases totaled to approximately US$767 million, representing over one-third of the Shareholder Return Plan, and over 80% of the free cash flow generated by the Company in the year of 2024.

Guidance

As H World is pursuing a more asset-light model, we believe the manachised and franchised business better reflects the Company’s growth trajectory in the long-run. Therefore, in addition to the total revenue guidance, the Company is providing revenue guidance for the manachised and franchised business.

For the first quarter of 2025, H World expects its revenue growth to be in the range of 0%-4%, compared to the first quarter of 2024 or in the range of 3%-7% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 18%-22%, compared to the first quarter of 2024.

For the full year of 2025, H World expects revenue growth to be in the range of 2%-6%, compared to the full year of 2024, or in the range of 5%-9% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 17%-21%, compared to the full year of 2024.

For the full year of 2025, H World expects to open around 2,300 hotels and close around 600 hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 a.m. U.S. Eastern time on Thursday, March 20, 2025 (8 p.m. Hong Kong time on Thursday, March 20, 2025) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI303638c962504ffcb81bb09e374f8485. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/z7bi4fve or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2024, H World operated 11,147 hotels with 1,088,218 rooms in operation in 19 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2024, H World operated 9 percent of its hotel rooms under the lease and ownership model, and 91 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	December 31, 2024
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	6,946	7,474	1,024
Restricted cash	764	50	7
Short-term investments	2,189	3,603	494
Accounts receivable, net	755	817	112
Loan receivables - current, net	184	114	16
Amounts due from related parties, current	210	297	41
Inventories	59	60	8
Other current assets, net	949	800	108
Total current assets	12,056	13,215	1,810

Property and equipment, net	6,097	5,682	778
Intangible assets, net	5,280	4,776	654
Operating lease right-of-use assets	25,658	24,992	3,424
Finance lease right-of-use assets	2,171	2,272	311
Land use rights, net	181	174	24
Long-term investments	2,564	2,316	317
Goodwill	5,318	5,221	715
Amounts due from related parties, non-current	25	51	7
Loan receivables, net	163	190	26
Other assets, net	663	668	94
Deferred tax assets	1,043	1,054	144
Assets held for sale	2,313	1,941	266
Total assets	63,532	62,552	8,570

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	4,049	880	120
Accounts payable	1,019	983	135
Amounts due to related parties	77	74	10
Salary and welfare payables	1,067	1,201	165
Deferred revenue	1,637	1,822	250
Operating lease liabilities, current	3,609	3,492	478
Finance lease liabilities, current	45	50	7
Accrued expenses and other current liabilities	3,261	4,006	549
Dividends payable	2,085	0	0
Income tax payable	562	813	111
Total current liabilities	17,411	13,321	1,825

Long-term debt	1,265	4,546	623
Operating lease liabilities, non-current	24,215	23,634	3,238
Finance lease liabilities, non-current	2,697	2,843	390
Deferred revenue	1,072	1,351	185
Other long-term liabilities	1,118	1,472	201
Deferred tax liabilities	845	919	126
Retirement benefit obligations	124	111	15
Liabilities held for sale	2,536	2,084	286
Total liabilities	51,283	50,281	6,889

Equity:
Ordinary shares	0	0	0
Treasury shares	(906)	(274)	(38)
Additional paid-in capital	11,861	9,620	1,318
Retained earnings	794	2,449	336
Accumulated other comprehensive income	386	382	52
Total H World Group Limited shareholders' equity	12,135	12,177	1,668
Noncontrolling interest	114	94	13
Total equity	12,249	12,271	1,681
Total liabilities and equity	63,532	62,552	8,570

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2993 on December 31, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,453	3,690	3,373	462	13,796	13,843	1,897
Manachised and franchised hotels	2,016	2,602	2,499	342	7,694	9,498	1,301
Others	116	150	151	21	392	550	76
Total revenue	5,585	6,442	6,023	825	21,882	23,891	3,274

Operating costs and expenses:
Hotel operating costs:
Rents	(1,033)	(1,088)	(1,100)	(151)	(4,290)	(4,365)	(598)
Utilities	(160)	(194)	(155)	(21)	(685)	(690)	(94)
Personnel costs	(1,331)	(1,371)	(1,393)	(191)	(4,684)	(5,326)	(730)
Depreciation and amortization	(320)	(315)	(305)	(42)	(1,329)	(1,254)	(172)
Consumables, food and beverage	(361)	(337)	(336)	(46)	(1,327)	(1,293)	(177)
Others	(791)	(494)	(901)	(123)	(2,026)	(2,357)	(323)
Total hotel operating costs	(3,996)	(3,799)	(4,190)	(574)	(14,341)	(15,285)	(2,094)
Other operating costs	(10)	(11)	(5)	(1)	(34)	(31)	(4)
Selling and marketing expenses	(326)	(303)	(296)	(40)	(1,072)	(1,176)	(161)
General and administrative expenses	(644)	(672)	(725)	(99)	(2,086)	(2,508)	(344)
Pre-opening expenses	(3)	(19)	(4)	(1)	(35)	(50)	(7)
Total operating costs and expenses	(4,979)	(4,804)	(5,220)	(715)	(17,568)	(19,050)	(2,610)
Goodwill impairment loss	(4)	-	-	-	(4)	-	-
Other operating income (expense), net	155	85	99	13	404	359	49
Income (loss) from operations	757	1,723	902	123	4,714	5,200	713
Interest income	85	50	53	7	248	210	29
Interest expense	(76)	(77)	(74)	(10)	(385)	(318)	(44)
Other income (expense), net	2	1	(14)	(2)	573	51	7
Gains (losses) from fair value changes of equity securities	124	(34)	(19)	(3)	109	(66)	(9)
Foreign exchange gains (losses)	140	(1)	(155)	(21)	90	(272)	(37)
Income (loss) before income taxes	1,032	1,662	693	94	5,349	4,805	659
Income tax (expense) benefit	(281)	(382)	(578)	(79)	(1,204)	(1,662)	(228)
Income (Loss) from equity method investments	(8)	12	(54)	(7)	(14)	(41)	(6)
Net income (loss)	743	1,292	61	8	4,131	3,102	425
Net (income) loss attributable to noncontrolling interest	(0)	(19)	(12)	(1)	(46)	(54)	(7)
Net income (loss) attributable to H World Group Limited	743	1,273	49	7	4,085	3,048	418

Gains (losses) arising from defined benefit plan, net of tax	(9)	-	6	1	(9)	6	1
Gains (losses) from fair value changes of debt securities, net of tax	(31)	-	(13)	(2)	(12)	(38)	(5)
Foreign currency translation adjustments, net of tax	(23)	128	(70)	(10)	175	28	4
Comprehensive income (loss)	680	1,420	(16)	(3)	4,285	3,098	425
Comprehensive (income) loss attributable to noncontrolling interest	(0)	(19)	(12)	(1)	(46)	(54)	(7)
Comprehensive income (loss) attributable to H World Group Limited	680	1,401	(28)	(4)	4,239	3,044	418

Earnings (Losses) per share:
Basic	0.23	0.41	0.02	0.00	1.28	0.98	0.13
Diluted	0.23	0.40	0.02	0.00	1.25	0.96	0.13

Earnings (Losses) per ADS:
Basic	2.33	4.10	0.16	0.02	12.83	9.78	1.34
Diluted	2.31	3.99	0.16	0.02	12.55	9.64	1.32

Weighted average number of shares used in computation:
Basic	3,182,802,226	3,102,868,424	3,080,973,793	3,080,973,793	3,183,163,131	3,115,130,107	3,115,130,107
Diluted	3,217,737,686	3,257,589,866	3,123,364,616	3,123,364,616	3,351,421,211	3,278,308,290	3,278,308,290

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	743	1,292	61	8	4,131	3,102	425

Share-based compensation	38	79	73	10	143	322	44
Depreciation and amortization, and other	346	329	326	45	1,448	1,337	183
Impairment loss	430	32	469	64	516	537	74
Loss (income) from equity method investments, net of dividends	8	(9)	65	9	72	97	13
Investment (income) loss and foreign exchange (gain) loss	(452)	(15)	195	27	(925)	250	34
Changes in operating assets and liabilities	1,359	43	1,323	182	2,508	1,886	259
Other	(61)	(58)	192	26	(219)	(13)	(2)
Net cash provided by (used in) operating activities	2,411	1,693	2,704	371	7,674	7,518	1,030

Investing activities:
Capital expenditures	(313)	(209)	(205)	(28)	(901)	(898)	(123)
Purchase of investments	(700)	(32)	(3,099)	(424)	(3,509)	(4,017)	(550)
Proceeds from maturity/sale and return of investments	771	406	176	24	2,972	2,563	351
Loan advances	(140)	(75)	(54)	(7)	(262)	(193)	(26)
Loan collections	36	65	73	10	147	229	31
Other	69	11	10	1	76	77	10
Net cash provided by (used in) investing activities	(277)	166	(3,099)	(424)	(1,477)	(2,239)	(307)

Financing activities:
Net proceeds from issuance of ordinary shares	-	-	-	-	1,973	-	-
Payment of share repurchase	(848)	(496)	-	-	(848)	(1,172)	(161)
Proceeds from debt	370	29	25	3	1,169	643	88
Repayment of debt	(204)	(135)	(49)	(7)	(5,862)	(613)	(84)
Dividend paid	-	(1,389)	(0)	(0)	-	(3,480)	(477)
Purchase of prepaid put option	-	0	-	-	-	(710)	(97)
Other	(62)	(113)	(13)	(2)	(152)	(172)	(23)
Net cash provided by (used in) financing activities	(744)	(2,104)	(37)	(6)	(3,720)	(5,504)	(754)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	41	16	21	3	164	30	4
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	1,431	(229)	(411)	(56)	2,641	(195)	(27)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	17	(4)	5	1	17	(9)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	6,296	8,165	7,940	1,088	5,086	7,710	1,057
Cash, cash equivalents and restricted cash at the end of the period	7,710	7,940	7,524	1,031	7,710	7,524	1,031

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	743	1,273	49	7	4,085	3,048	418
Share-based compensation expenses	38	79	73	10	143	322	44
(Gain) loss from fair value changes of equity securities	(124)	34	19	3	(109)	66	9
Foreign exchange (gain) loss, net	(140)	1	155	21	(90)	272	37
(Gain) loss on disposal of investments	0	(15)	25	3	（516)	10	1
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	517	1,372	321	44	3,513	3,718	509

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.16	0.44	0.10	0.01	1.10	1.19	0.16
Diluted	0.16	0.43	0.10	0.01	1.08	1.17	0.16

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	1.62	4.42	1.04	0.14	11.03	11.94	1.64
Diluted	1.61	4.29	1.03	0.14	10.84	11.68	1.60

Weighted average number of shares used in computation
Basic	3,182,802,226	3,102,868,424	3,080,973,793	3,080,973,793	3,183,163,131	3,115,130,107	3,115,130,107
Diluted	3,217,737,686	3,257,589,866	3,123,364,616	3,123,364,616	3,351,421,211	3,278,308,290	3,278,308,290

	Quarter Ended				Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	743	1,273	49	7	4,085	3,048	418
Interest income	(85)	(50)	(53)	(7)	(248)	(210)	(29)
Interest expense	76	77	74	10	385	318	44
Income tax expense	281	382	578	79	1,204	1,662	228
Depreciation and amortization	341	332	326	45	1,414	1,332	183
EBITDA (non-GAAP)	1,356	2,014	974	134	6,840	6,150	844
Share-based compensation	38	79	73	10	143	322	44
(Gain) loss from fair value changes of equity securities	(124)	34	19	3	(109)	66	9
Foreign exchange (gain) loss, net	(140)	1	155	21	(90)	272	37
(Gain) loss on disposal of investments	0	(15)	25	3	(516)	10	1
Adjusted EBITDA (non-GAAP)	1,130	2,113	1,246	171	6,268	6,820	935

H World Group Limited
Segment Financial Summary

	Quarter Ended December 31, 2023		Quarter Ended September 30, 2024		Quarter Ended December 31, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	2,288	1,165	2,461	1,229	2,178	1,195
Manachised and franchised hotels	1,992	24	2,568	34	2,470	29
Others	104	12	133	17	139	12
Revenue	4,384	1,201	5,162	1,280	4,787	1,236

Depreciation and amortization	282	59	271	61	265	61
Adjusted EBITDA	1,136	(6)	2,092	21	1,493	(247)

H World Group Limited
Segment Financial Summary

	Year Ended December 31, 2023		Year Ended December 31, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB
	(in millions)		(in millions)
Leased and owned hotels	9,522	4,274	9,146	4,697
Manachised and franchised hotels	7,596	98	9,385	113
Others	320	72	491	59
Revenue	17,438	4,444	19,022	4,869

Depreciation and amortization	1,166	248	1,095	237
Adjusted EBITDA	6,200	68	6,981	(161)

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened	Closed (2)	Net added	As of December 31,	As of December 31,
	in Q4 2024	in Q4 2024	in Q4 2024	2024	2024
Leased and owned hotels	4	(17)	(13)	557	82,580
Manachised and franchised hotels	516	(185)	331	10,468	979,749
Total	520	(202)	318	11,025	1,062,329

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)      The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2024, we temporarily closed 5 hotels for brand upgrade or business model change purposes.

	As of December 31, 2024
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,485	1,158
Leased and owned hotels	279	1
Manachised and franchised hotels	5,206	1,157
Midscale, upper-midscale hotels and others	5,540	1,830
Leased and owned hotels	278	4
Manachised and franchised hotels	5,262	1,826
Total	11,025	2,988

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2023	2024	2024	change
Average daily room rate (in RMB)
Leased and owned hotels	356	381	353	-0.7%
Manachised and franchised hotels	276	294	270	-2.1%
Blended	284	301	277	-2.5%
Occupancy rate (as a percentage)
Leased and owned hotels	83.7%	87.4%	83.7%	+0.0	p.p.
Manachised and franchised hotels	80.1%	84.6%	79.7%	-0.5	p.p.
Blended	80.5%	84.9%	80.0%	-0.5	p.p.
RevPAR (in RMB)
Leased and owned hotels	298	333	296	-0.7%
Manachised and franchised hotels	221	249	215	-2.7%
Blended	229	256	222	-3.1%

	For full year ended
	December 31,	December 31,	yoy
	2023	2024	change
Average daily room rate (in RMB)
Leased and owned hotels	372	364	-2.0%
Manachised and franchised hotels	290	281	-2.8%
Blended	299	289	-3.2%
Occupancy rate (as a percentage)
Leased and owned hotels	82.8%	84.4%	+1.6	p.p.
Manachised and franchised hotels	80.8%	80.9%	+0.1	p.p.
Blended	81.1%	81.2%	+0.2	p.p.
RevPAR (in RMB)
Leased and owned hotels	308	308	-0.1%
Manachised and franchised hotels	234	228	-2.7%
Blended	242	235	-3.0%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of December 31,		ended December 31,		yoy	ended December 31,		yoy	ended December 31,		yoy change
	2023	2024	2023	2024	change	2023	2024	change	2023	2024	(p.p.)
Economy hotels	3,757	3,757	179	166	-7.5%	215	204	-5.0%	83.2%	81.0%	-2.2
Leased and owned hotels	272	272	215	202	-6.0%	253	239	-5.3%	85.1%	84.5%	-0.6
Manachised and franchised hotels	3,485	3,485	175	161	-7.8%	211	200	-5.0%	82.9%	80.5%	-2.4
Midscale, upper-midscale hotels and others	3,406	3,406	286	268	-6.3%	352	335	-4.6%	81.5%	80.0%	-1.4
Leased and owned hotels	253	253	373	356	-4.5%	446	427	-4.1%	83.6%	83.3%	-0.3
Manachised and franchised hotels	3,153	3,153	276	258	-6.6%	339	323	-4.7%	81.2%	79.6%	-1.5
Total	7,163	7,163	238	222	-6.7%	289	276	-4.6%	82.2%	80.5%	-1.8

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of December 31,		ended December 31,		yoy	ended December 31,		yoy	ended December 31,		yoy change
	2023	2024	2023	2024	change	2023	2024	change	2023	2024	(p.p.)
Economy hotels	3,757	3,757	191	180	-6.0%	229	217	-5.0%	83.7%	82.8%	-0.9
Leased and owned hotels	272	272	229	220	-3.8%	270	256	-5.2%	84.8%	86.0%	+1.2
Manachised and franchised hotels	3,485	3,485	187	175	-6.3%	223	212	-5.0%	83.6%	82.4%	-1.2
Midscale, upper-midscale hotels and others	3,406	3,406	301	285	-5.2%	369	351	-4.8%	81.5%	81.2%	-0.3
Leased and owned hotels	253	253	384	373	-2.9%	467	446	-4.5%	82.2%	83.5%	+1.4
Manachised and franchised hotels	3,153	3,153	290	274	-5.5%	356	339	-4.9%	81.4%	80.9%	-0.5
Total	7,163	7,163	250	236	-5.4%	303	289	-4.8%	82.5%	82.0%	-0.6

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
				As of	As of	As of
	Opened	Closed	Net added	December	December 31,	December 31,
	in Q4 2024	in Q4 2024	in Q4 2024	31, 2024(4)	2024	2024
Leased hotels		(1)	(1)	76	15,490	12
Manachised and franchised hotels	-	(15)	(15)	46	10,399	13
Total	-	(16)	(16)	122	25,889	25

(3)            Legacy-DH refers to DH.

(4)            As of December 31, 2024, a total of 3 hotels were temporarily closed due to repair work.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2023	2024	2024	change
Average daily room rate (in EUR)
Leased hotels	118	118	115	-2.1%
Manachised and franchised hotels	111	116	115	3.9%
Blended	115	117	115	0.2%
Occupancy rate (as a percentage)
Leased hotels	64.7%	72.2%	70.0%	+5.4	p.p.
Manachised and franchised hotels	62.6%	66.6%	71.2%	+8.6	p.p.
Blended	63.8%	69.8%	70.5%	+6.7	p.p.
RevPAR (in EUR)
Leased hotels	76	85	81	6.1%
Manachised and franchised hotels	69	77	82	18.1%
Blended	73	82	81	10.7%

	For full year ended
	December 31,	December 31,	yoy
	2023	2024	change
Average daily room rate (in EUR)
Leased and owned hotels	115	117	2.0%
Manachised and franchised hotels	110	110	0.7%
Blended	113	114	1.5%
Occupancy Rate (as a percentage)
Leased and owned hotels	64.7%	67.2%	+2.6	p.p.
Manachised and franchised hotels	61.6%	64.5%	+3.0	p.p.
Blended	63.4%	66.1%	+2.7	p.p.
RevPAR (in EUR)
Leased and owned hotels	74	79	6.1%
Manachised and franchised hotels	67	71	5.6%
Blended	71	76	5.9%

Hotel Portfolio by Brand

	As of December 31, 2024
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	5,489	449,763	1,167
HanTing Hotel	4,139	359,475	711
Hi Inn	546	28,680	294
Ni Hao Hotel	415	31,335	136
Elan Hotel	162	8,018	-
Ibis Hotel	223	21,598	17
Zleep Hotels	4	657	9
Midscale hotels	4,547	484,733	1,204
Ibis Styles Hotel	105	10,105	8
Starway Hotel	724	58,547	127
JI Hotel	2,867	325,999	814
Orange Hotel	851	90,082	255
Upper midscale hotels	935	126,158	526
Crystal Orange Hotel	245	31,105	159
CitiGO Hotel	34	5,107	4
Manxin Hotel	166	15,585	64
Madison Hotel	149	17,623	105
Mercure Hotel	199	30,714	55
Novotel Hotel	31	6,850	19
IntercityHotel(5)	99	17,466	113
MAXX(6)	12	1,708	7
Upscale hotels	149	21,790	106
Jaz in the City	3	587	1
Joya Hotel	7	1,234	1
Blossom House	75	3,622	91
Grand Mercure Hotel	9	1,726	-
Steigenberger Hotels& Resorts(7)	55	14,621	13
Luxury hotels	16	2,325	5
Steigenberger Icon(8)	9	1,804	3
Song Hotels	7	521	2
Others	11	3,449	5
Other hotels(9)	11	3,449	5
Total	11,147	1,088,218	3,013

(5)            As of December 31, 2024, 42 operational hotels and 108 pipeline hotels of IntercityHotel were under Legacy-Huazhu.

(6)            As of December 31, 2024, 7 operational hotels and 7 pipeline hotels of MAXX were under Legacy-Huazhu.

(7)            As of December 31, 2024, 12 operational hotels and 6 pipeline hotels of Steigenberger Hotels & Resorts were under Legacy-Huazhu.

(8)           As of December 31, 2024, 3 operational hotels and 2 pipeline hotels of Steigenberger Icon were under Legacy-Huazhu.

(9)           Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).